                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
                ------------------------------------------------
                                (Name of Issuer)

                    Common Stock, 0.005 rubles nominal value
                    ----------------------------------------
                         (Title of Class of Securities)

                                  68370R 10 9
                                  -----------
                                 (CUSIP Number)

                           Kaare Magnus Risung, Esq.
                                   Telenor AS
                               Keysers Gate 13/15
                              N-0130 Oslo, Norway
                                 47-23-138-491
                                 -------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 20, 1999
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

                                    Copy to:

                           Peter S. O'Driscoll, Esq.
                                Coudert Brothers
                                60 Cannon Street
                                London EC4N  6JP
                                    England
                                44-171-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

                                 SCHEDULE 13D
-------------------------
  CUSIP NO. 68370R 10 9
-------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Telenor East Invest AS
        000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
        N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Norway
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              8,902,201/1/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               8,902,201/1/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        8,902,201/1/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [X]

        The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4
        [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        31.6% of the issued and outstanding Common Stock (25.7% of the issued and outstanding voting capital stock)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------

/1/ The Reporting Person's beneficial ownership of all 8,902,201 shares is subject to the fulfillment of certain conditions precedent to the Reporting Person's obligation to purchase such shares, as discussed in Item 4 of the initial statement on Schedule 13D filed by the Reporting Persons.

===============================================================================

                                 SCHEDULE 13D
-------------------------
  CUSIP NO. 68370R 10 9
-------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Telenor AS
        000-00-0000

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
        N/A

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Norway

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              8,902,201/2/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               8,902,201/2/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        8,902,201/2/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [X]

        The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4
        [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        31.6% of the issued and outstanding Common Stock (25.7% of the issued and outstanding voting capital stock)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------

/2/  The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

Item 1.     Security and Issuer
            -------------------

     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications," a Russian open joint stock company ("VimpelCom") as previously filed by Telenor East Invest AS and Telenor AS is hereby amended and supplemented with respect to the item set forth below.


Item 5.      Interest in Securities of the Issuer
             ------------------------------------

     (a) and (b) On January 20, 1999, the Kingdom of Sweden ("Sweden") and the Kingdom of Norway ("Norway") entered into a non-binding Declaration of Intentions (the "Declaration of Intentions") regarding the formation of a new company, organized under the laws of Sweden ("Newco"), to own Telenor AS and Telia AB, a telecommunications company presently wholly owned by Sweden ("Telia"). Newco will be owned jointly by Sweden and Norway. The Declaration of Intentions contemplates that Newco will (a) purchase from Sweden (or a wholly owned institution thereof) all of the outstanding shares of Telia in exchange for ordinary voting shares of Newco and (b) purchase from Norway (or a wholly owned institution thereof) all of the outstanding shares of Telenor AS in exchange for ordinary voting shares of Newco. The Declaration of Intentions further provides that, after giving effect to such exchange, Sweden will hold, directly or indirectly, 60% of the ordinary voting shares of Newco, and Norway will hold, directly or indirectly, 40% of the ordinary voting shares of Newco. In addition, the parties to the Declaration of Intentions have stated that, subject to certain conditions, they intend to cause Newco to conduct an initial public offering of its shares. The parties to the Declaration of Intentions have further stated their intent to sell a portion of their respective shareholdings in Newco at the time of or subsequent to such initial public offering, such that each of Sweden and Norway will have an equal interest in Newco.

     The Declaration of Intentions expressly provides that it is non-binding, and that binding obligations with respect to the transactions contemplated in the Declaration of Intentions will arise only upon the execution and delivery of definitive transaction agreements which are acceptable to Norway and Sweden.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement on
Schedule 13D is true, complete and correct and that such statement, as amended hereby, is true, complete and correct.


Dated:  January 29, 1999                 TELENOR EAST INVEST AS

                                         By  /s/ Henrik Torgersen
                                             --------------------
                                            Henrik Torgersen
                                            Attorney-in-Fact


                                         TELENOR AS

                                         By /s/ Henrik Torgersen
                                            --------------------
                                            Henrik Torgersen
                                            Attorney-in-Fact